# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NATHAN'S FAMOUS, INC., CIK 0000069733
CUSIP: 632347100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: One Jericho Plaza, Jericho, New York (NY), 11753
Date of event which requires filing of this statement: 10/26/2026
Filed by CIK 0001053471
Persons authorized to receive notices and communications: Howard M. Lorber, Nathan's Famous, Inc., One Jericho Plaza, Jericho, New York (NY), 11753, (516) 338-8500

## Reporting persons
- Howard M. Lorber (CIK 0001053471): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: NATHAN'S FAMOUS, INC.
Address of issuer's principal executive offices: One Jericho Plaza, Jericho, New York (NY), 11753
Comment:
The undersigned hereby amends the Schedule 13D filing dated January 27, 1997 (the "Initial Filing") as subsequently amended (as so amended, together with the Initial Filing, the "Schedule 13D") with regard to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Nathan's Famous, Inc. (the "Company"), a corporation organized under the laws of the State of Delaware, with its principal executive offices located at One Jericho Plaza, Jericho, New York 11753.

Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

The primary purpose of this Amendment No. 15 is to report that, on October 26, 2026, the Merger (as defined in Item 4) was consummated and, as a result, Mr. Lorber ceased to beneficially own any shares of the Company's Common Stock and ceased to be the beneficial owner of more than five percent of the outstanding shares of the Company's Common Stock.

The following items are hereby amended to add the information set forth below:

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 26, 2026 (the "Closing"), pursuant to the Agreement and Plan of Merger, dated January 20, 2026 (the "Merger Agreement"), by and among Smithfield Foods, Inc., a Virginia corporation (the "Buyer"), Boardwalk Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Buyer ("Merger Sub"), and the Company, Merger Sub merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of the Buyer. At the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time, including the shares held directly by Mr. Lorber, by Lorber Alpha II LP and by Lorber Gamma LP, was cancelled and automatically converted into the right to receive $102.00 in cash, without interest and less any applicable withholding taxes (the "Merger Consideration"). In addition, pursuant to the Merger Agreement, each of the 20,000 restricted stock units held by Mr. Lorber were deemed earned and fully vested, was cancelled and extinguished as of the Effective Time and was converted into the right to receive an amount in cash equal to the Merger Consideration multiplied by the number of shares of Common Stock subject to such restricted stock units. Concurrently with the signing of the Merger Agreement on January 20, 2026, Buyer, Merger Sub and the Company entered into a Voting Agreement (the "Voting Agreement") with Mr. Lorber, Lorber Alpha II LP and Lorber Gamma LP, and certain other signatories party thereto. The Voting Agreement terminated in accordance with its terms upon the Closing.

Accordingly, as a result of the Merger on October 26, 2026, the Reporting Person no longer beneficially owns any shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Item 4 above is incorporated by reference in this Item 5.

Number of shares of the Company's Common Stock as to which the Reporting Person has:

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 0
Number of shares as to which each person has sole or shared power to vote or dispose: On October 26, 2026, in connection with the consummation of the Merger, (i) 989,841 shares of Common Stock beneficially owned by Mr. Lorber, consisting of 719,521 shares held directly by Mr. Lorber, 250,000 shares held by Lorber Alpha II LP and 20,320 shares held by Lorber Gamma LP, were cancelled and converted into the right to receive the Merger Consideration of $102.00 per share in cash, and (ii) 20,000 restricted stock units held by Mr. Lorber were deemed earned and became fully vested and were cancelled in exchange for the right to receive $102.00 in cash per share of Common Stock subject thereto, in each case as described in Item 4, which is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On October 26, 2026, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. The filing of this Amendment No. 15 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above is incorporated by reference in response to this Item 6. The Voting Agreement terminated in accordance with its terms upon the Closing.

## Signatures
- Howard M. Lorber: /s/ Howard M. Lorber, Howard M. Lorber/Executive Chairman (10/26/2026)